Exhibit 21.1

List of Subsidiaries, Variable Interest Entities and Subsidiaries of Variable Interest Entities

Name of the Entity	Percentage Held or Controlled by the Company
VIE
Qingdao Zhihesheng Agricultural Produce Services, Ltd.	VIE
Yantai Zhisheng International Freight Forwarding Co., Ltd.	VIE
Yushe County Guangyuan Forest Development Co., Ltd.	VIE
Shineco Zhisheng (Beijing) Bio-Technology Co., Ltd.	VIE
Subsidiary
Tianjin Tenet Huatai Technological Development Co., Ltd.	90.00%
Tianjin Tajite E-commerce Co., Ltd.	77.40%
Beijing Tianyi Xinma Biotechnology Co., Ltd.	100.00%
Beijing Tenet-Jove Technological Development Co., Ltd.	100.00%
Inner Mongolia Shineco Zhonghemp Biotechnology Co., Ltd.	55%
Shineco Life Science Research Co., Ltd.	100%
Shineco Life Science Group Hong Kong Co., Limited	100%